SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 8)

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

03762U105

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Annuity & Life Assurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,710,355 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,710,355 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,355 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person IC

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Asset Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,710,355 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,710,355 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,355 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Life Asset Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,710,355 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,710,355 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,355 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person CO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,710,355 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,710,355 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,355 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person PN

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,710,355 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,710,355 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,355 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,811,721 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,811,721 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,721 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person PN

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,811,721 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,811,721 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,721 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Holding Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,710,355 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,710,355 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,355 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person CO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Group Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,710,355 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,710,355 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,710,355 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person CO

This Amendment No. 8 to Schedule 13D is filed by (i) Athene Annuity & Life Assurance Company, a Delaware stock life insurance company (formerly known as Liberty Life Insurance Company, “Athene Annuity”), (ii) Athene Asset Management LLC, a Delaware limited liability company (“AAM”), (iii) Apollo Life Asset Ltd., an exempted company incorporated in the Cayman Islands (“Apollo Life”), (iv) Apollo Capital Management, L.P., a Delaware limited partnership (“Capital Management”), (v) Apollo Capital Management GP, LLC, a Delaware limited liability company (“Capital Management GP”), (vi) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (vii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”), (viii) Athene Holding Ltd., an exempted company incorporated in the Island of Bermuda (“Athene Holding”), and (ix) Athene Group Ltd., an exempted company incorporated in the Cayman Islands (“Athene Group”), and supplements and amends the Statement on Schedule 13D filed on August 8, 2011, Amendment No. 1 to Schedule 13D filed on October 27, 2011, Amendment No. 2 to Schedule 13D filed on December 9, 2011, Amendment No. 3 to Schedule 13D filed on January 3, 2012, Amendment No. 4 to Schedule 13D filed on June 19, 2012, Amendment No. 5 to Schedule 13D filed on August 13, 2012, Amendment No. 6 to Schedule 13D filed on August 24, 2012 and Amendment No. 7 to Schedule 13D filed on October 22, 2012, with respect to the common stock, par value $0.01 (the “Common Stock”) of Apollo Commercial Real Estate Finance, Inc. (the “Issuer”).  Athene Annuity, AAM, Apollo Life, Capital Management, Capital Management GP, Management Holdings, Management Holdings GP, Athene Holding and Athene Group are referred to herein collectively as the “Reporting Persons”.

Unless otherwise indicated, each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on August 8, 2011, as amended. Except as indicated below, there have been no changes in responses to the items in this Amendment No. 8 to Schedule 13D from the responses provided in the Statement on Schedule 13D filed on August 8, 2011, as amended. Responses to each item of this Amendment No. 8 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

Item 2.         Identity and Background

Item 3.         Source and Amount of Funds or Other Consideration

Item 4.         Purpose of Transaction

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

This Amendment No. 8 to Schedule 13D is filed for the purpose of reporting a greater than 1% change in beneficial ownership by the Reporting Persons.  The shares of Common Stock reported as beneficially owned by Athene Holding, Athene Group, AAM, Apollo Life, Capital Management, and Capital Management GP include the shares of Common Stock held of record by Athene Annuity.  The shares of Common Stock reported as beneficially owned by Management Holdings and Management Holdings GP include the shares held of record by Athene Annuity, and also include 101,366 shares held of record by ACREFI Management, LLC, the manager of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of the other Reporting Persons, and the filing of this Amendment No. 8 to Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The shares of Common Stock reported as beneficially owned in this Amendment No. 8 to Schedule 13D do not include 460,000 shares of Common Stock owned of record by Apollo Principal Holdings I, L.P. and beneficially owned by its general partner, Apollo Principal Holdings I GP, LLC.  The Reporting Persons are not part of a group with ACREFI Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Global Real Estate Management GP, LLC, Apollo Principal Holdings I, L.P. or Apollo Principal Holdings I GP, LLC, and each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of ACREFI Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Global Real Estate Management GP, LLC, Apollo Principal Holdings I, L.P. or Apollo Principal Holdings I GP, LLC, and the filing of this Amendment No. 8 to Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See the information contained on the cover pages to this Amendment No. 8 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is determined based on 28,044,106 shares of Common Stock outstanding as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012 (File No. 001-34452).

(b)   See the information contained on the cover pages to this Amendment No. 8 to Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in Annex 1 to this Amendment No. 8 to Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.         Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  December 20, 2012

ATHENE ANNUITY & LIFE ASSURANCE COMPANY

By:	/s/ John Golden
Name:	John Golden
Title:	Secretary

ATHENE ASSET MANAGEMENT LLC

By:	/s/ John Golden
Name:	John Golden
Title:	Senior Vice President

APOLLO LIFE ASSET LTD.

By:	/s/ Cindy Michel
Name:	Cindy Michel
Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC
its general partner

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Cindy Michel
Name:	Cindy Michel
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Cindy Michel
Name:	Cindy Michel
Title:	Vice President

ATHENE HOLDING LTD.

By:	/s/ Zachary Jones
Name:	Zachary Jones
Title:	Chief Accounting Officer

ATHENE GROUP LTD.

By:	/s/ Wendy Dulman
Name:	Wendy Dulman
Title:	Director

ANNEX 1

Reportable transactions within the last 60 days:

Date	Aggregate Number of Shares Sold
10/19/2012	3,700
10/22/2012	137
10/23/2012	1,950
10/24/2012	13,731
10/25/2012	3,230
10/26/2012	39,199
10/31/2012	36,712
11/1/2012	46,675
11/2/2012	100
11/27/2012	5,300
11/28/2012	11,100
11/29/2012	4,000
11/30/2012	11,604
12/3/2012	10,440
12/4/2012	2,100
12/10/2012	2,700
12/11/2012	33,492
12/12/2012	16,903
12/13/2012	2,000
12/14/2012	1,851
12/17/2012	17,535
12/18/2012	21,067